Filed by ReShape Lifesciences Inc.

 pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReShape Lifesciences Inc.

Commission File No.: 001-37897

IMPORTANT ALERT

We adjourned the Special Meeting to approve our transaction with Vyome Therapeutics to August 7th to provide more time for ReShape shareholders to vote on Proposals 2 & 3.

Proposal 2 (approval of proposed asset sale) and Proposal 3 (approval of proposed charter amendment) each require the affirmative vote of a majority of the outstanding shares. Not voting will have the same effect as a vote against Proposals 2 & 3.

PLEASE DO NOT DELAY--VOTING IS QUICK AND EASY!

Our proxy solicitor, Innisfree, can take your vote directly by phone or help with any questions that you may have about the Special Meeting. Please call:

Toll-free: (877) 717-3905 (from the U.S and Canada) or

+1 (412) 232-3651 (from other locations)

10:00 am-7:00 pm ET, Monday-Friday; 10:00am-2:00pm ET, Saturday

TIME IS SHORT—PLEASE DO NOT DELAY!

PLEASE CALL TODAY TO VOTE BY TELEPHONE

OR FOR HELP WITH ANY QUESTIONS

YOU MAY HAVE ABOUT THE SPECIAL MEETING.

(SEE REVERSE FOR VOTING DETAILS)